Exhibit 10.18

First Amendment to Lease Agreement

This First Amendment to Lease Agreement (this "Amendment") is made as of September 28, 2005, by and between Moffett Office Park Investors llc, a Delaware limited liability company ("Landlord"), and Kyphon Inc., a Delaware corporation ("Tenant").

Recitals

  Landlord and Tenant entered into that certain Lease Agreement dated as of September 18, 2003 (the "Lease"), which Lease covers the premises consisting of approximately sixty-three thousand nine hundred fifty-three (63,953) rentable square feet located at 1221 Crossman Avenue, and approximately forty-three thousand six hundred ninety (43,690) rentable square feet located at 480 Java Drive, both in Sunnyvale, California (collectively, the "Existing Premises"), said premises being more particularly described in the Lease. Capitalized terms used but not defined herein shall have the meanings set forth in the Lease.
  Tenant has requested that Landlord increase the Existing Premises by a total of forty-three thousand four hundred thirty-four (43,434) rentable square feet located at 441 Moffett Park Drive in Sunnyvale, California, as more particularly shown on Exhibit A hereto (the "Expansion Space") (the "Expansion Space" together with the "Existing Premises" shall be referred to herein as the "Premises"), such that the Premises will total one hundred fifty-one thousand seventy-seven (151,077) rentable square feet, and Landlord is agreeable to such an expansion, on the terms and subject to the provisions contained herein.
  Tenant and Landlord desire to amend the Lease to memorialize the expansion of the Existing Premises.

Agreement

Now, Therefore, in consideration of the agreements of Landlord and Tenant herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

  Premises
    Effective as of the later of (i) January 1, 2006 and (ii) three (3) months following the Delivery Date (as defined below) (the "Effective Date"), the Existing Premises shall be and is hereby expanded to include the Expansion Space. All references in the Lease to the Premises shall mean the Existing Premises and the Expansion Space. Notwithstanding the foregoing, the Effective Date shall be delayed by one (1) day for each day, if any, the Substantial Completion Date (as defined below) is actually delayed beyond the Effective Date due to (A) Landlord Delays, and (B) delays resulting from Force Majeure Events as defined in Section 3 of the Lease (except that references therein to Exhibit B shall be deemed a reference to Exhibit B of this Amendment).
    Effective as of the Effective Date, the description of the "Premises Square Footage" set forth in the Basic Lease Information shall be amended to add the following:

    "Moffett Building: Approximately forty-three thousand four hundred thirty-four (43,434) rentable square feet."

    Effective as of the Effective Date, the description of the "Premises Address" set forth in the Basic Lease Information shall be amended to add the following:

    "Moffett Building: 441 Moffett Park Drive, Sunnyvale, California 94089."

    Effective as of the Effective Date, the description of the "Buildings" set forth in the Basic Lease Information shall be amended to add the following:

    "Moffett Building: 441 Moffett Park Drive, Sunnyvale, California 94089."

    Effective as of the Effective Date, the description of "Tenant's Proportionate Share of the Project" set forth in the Basic Lease Information shall be amended to add the following:

    "Moffett Building: 28.8%"

    Effective as of the Effective Date, the description of "Tenant's Proportionate Share of the Building" set forth in the Basic Lease Information shall be amended to add the following:

  "Moffett Building: 100%"

  Monthly Base Rent

  Effective as of the Effective Date, the Monthly Base Rent for the Moffett Building shall be as follows:

Monthly Base Rent:	Period	Sq. Ft.	Monthly Base Rate	Monthly Base Rent
	Effective Date - the day prior to the Rent Commencement Date*	43,434	x $0.00	= $0.00
	Rent Commencement Date - February 28, 2007	43,434	x $0.95	= $41,262.30
	March 1, 2007 - February 28, 2008	43,434	x $0.98	= $42,565.32
	March 1, 2008 - February 28, 2009	43,434	x $1.01	= $43,868.34
	March 1, 2009 -February 28, 2010	43,434	x $1.04	= $45,171.36
	March 1, 2010 - February 28, 2011	43,434	x $1.07	= $46,474.38
	March 1, 2011 - February 28, 2012	43,434	x $1.10	= $47,777.40
	March 1, 2012 - February 28, 2013	43,434	x $1.13	= $49,080.42
	March 1, 2013 - February 28, 2014	43,434	x $1.17	= $50,817.78
	March 1, 2014 - August 31, 2014	43,434	x $1.20	= $52,120.80

  * Free of Base Rent.

  The "Rent Commencement Date" shall be the date which is three (3) months after the Effective Date.

  The Monthly Base Rent set forth in the Basic Lease Information shall remain applicable to the Crossman Building and the Java Building.

  Additional Rent

  Tenant shall not be required to pay Additional Rent for Tenant's Proportionate Share of the Moffett Building until the Rent Commencement Date. Thereafter and until the end of the Term, Tenant shall be required to pay Additional Rent for the entirety of the Project according to the terms of Paragraph 4 of the Lease.

  Letter of Credit

  Within five (5) days of the execution of this Amendment, Tenant shall increase the LC Face Amount of the Letter of Credit provided to Landlord pursuant to Paragraph 7 of the Lease from One Million Dollars ($1,000,000.00) to One Million One Hundred Five Thousand Dollars ($1,105,000.00). The Letter of Credit, as so increased, shall fully satisfy the terms and conditions of Paragraph 7 of the Lease. Thereafter, the description of "Security Deposit" set forth in the Basic Lease Information shall be deleted and replaced with the following:

  "Security Deposit: Irrevocable standby letter of credit in the amount of One Million One Hundred Five Thousand Dollars ($1,105,000.00), subject to reduction in accordance with Paragraph 7(d) of the Lease."

  Construction of Tenant Improvements; Entry Upon Premises Prior to Effective Date
    The Expansion Space shall include the Tenant Improvements (as that term is defined in the Tenant Improvements Construction Agreement attached hereto as Exhibit B) to be constructed by Tenant within the interior of the Expansion Space. Tenant shall construct the Tenant Improvements on the terms and conditions set forth in Exhibit B. Landlord and Tenant agree to and shall be bound by the terms and conditions of Exhibit B.
    Tenant shall have the right to enter upon the Expansion Space during the period following the execution of this Amendment and the satisfaction of Landlord's premises delivery conditions (including, without limitation, the delivery by Tenant of all required insurance certificates and/or policies) and ending on the day immediately preceding the Effective Date (the "Early Occupancy Period") for the purpose of completing the Tenant Improvements and installing furniture, fixtures, and equipment. Tenant's entry upon the Expansion Space during the Early Occupancy Period shall be subject to all of the terms and conditions of the Lease (including, without limitation, all insurance and indemnity obligations contained therein), excluding only the obligation to pay Base Rent and Additional Rent.
  Parking

  Effective as of the Effective Date, the description of "Unreserved Parking Spaces" set forth in the Basic Lease Information shall be deleted in its entirety and replaced with the following:

  "Six hundred two (602) nonexclusive and undesignated parking spaces."

  Signs

  The second sentence of Paragraph 18 of the Lease is hereby deleted in its entirety and replaced with the following:

  "Notwithstanding the foregoing, Tenant shall have the right to install (a) identification signage on the Crossman Building, the Java Building and the Moffett Building in locations reasonably approved by Landlord, and (b) monument signs on the grassy knolls at the intersections of Crossman Avenue and Java Drive, Crossman Avenue and Moffett Park Drive, and Innsbruck Drive and Moffett Park Drive, subject in all instances to the review and approval of the City, the approval of Landlord, which approval shall not be unreasonably withheld, and compliance with the Signage Criteria and all applicable Laws."

  In addition, Tenant shall be permitted to place "no trespassing" signage at each entrance to the Project from public roads, subject to compliance with all applicable Laws.

  Right of First Refusal No Longer Applicable

  As of the Effective Date, Paragraph 52 of the Lease entitled "Right of First Refusal" is no longer applicable and is hereby deleted in its entirety.

  Possession
    The "Delivery Date" shall be the date on which Landlord delivers possession of the Expansion Space to Tenant with the Demolition Work and the Asbestos/Lead Removal Work, if any, completed (the "Delivery Date"). Landlord shall use reasonable efforts to cause the Delivery Date to occur on or before the date that is forty-five (45) days after the execution of this Amendment by both Landlord and Tenant (the "Estimated Delivery Date").
    If for any reason whatsoever, Landlord cannot deliver possession of the Expansion Space to Tenant with the Demolition Work and the Asbestos/Lead Removal Work, if any, completed on or before the Estimated Delivery Date, this Amendment shall not be void or voidable, nor shall Landlord or Landlord's Agents be liable to Tenant for any loss or damage resulting therefrom. The Expiration Date of the Lease shall not be affected by any delay in the delivery of the Expansion Space to Tenant. Notwithstanding the foregoing, in the event the Delivery Date does not occur on or before the date that is seventy-five (75) days after the execution of this Amendment by both Landlord and Tenant (the "Outside Delivery Date"), Tenant shall be entitled to one (1) day of additional Base Rent and Additional Rent abatement for each day the Delivery Date is delayed beyond the Outside Delivery Date. For example purposes only, if the Delivery Date occurs on the date which is eighty- four (84) days after the execution of this Amendment by Landlord and Tenant, Tenant shall be entitled to nine (9) additional days of Base Rent and Additional Rent abatement commencing on the Rent Commencement Date. Notwithstanding the foregoing, the Outside Delivery Date shall be delayed by one (1) day for each day, if any, Landlord's completion of the Demolition Work and the Asbestos/Lead Removal Work is actually delayed beyond the Outside Delivery Date due to delays resulting from Force Majeure Events as defined in Section 3 of the Lease (except that references therein to Exhibit B shall be deemed a reference to Exhibit B of this Amendment).
  Acceptance of Premises
    By its execution hereof, Tenant acknowledges that it has been provided by Landlord the opportunity to fully inspect the Premises, including, but not limited to, conducting any desired testing.
    By entry hereunder, Tenant accepts the Premises as suitable for Tenant's intended use, as is, without representation or warranty by Landlord as to the condition, use or occupancy which may be made thereof. Any exceptions to the foregoing must be set forth in this Lease or by other written agreement executed by Landlord and Tenant.
  Option to Terminate Lease

  Paragraph 53(c) of the Lease is hereby deleted in its entirety and replaced with the following:

  "If Tenant delivers a Termination Notice to Landlord, then subject to Paragraph 53(a) of the Lease, the Lease shall terminate on the Termination Date specified in the Termination Notice; provided, however, that as a condition precedent to the termination of the Lease, Tenant shall pay to Landlord, on or before the Termination Date, an amount equal to the sum of (i) fifty percent (50%) of the Base Rent that would have otherwise come due under the Lease and the Amendment between the Termination Date and the original scheduled Expiration Date (the "Original Expiration Date"), and (ii) the unamortized portion of the Base Rent that was waived by Landlord pursuant to Paragraph 4(a)(ii) of the Lease and Paragraph 2 of the Amendment, the unamortized portion of the Tenant Improvements Allowances provided to Tenant pursuant to Paragraph 5(a) of Exhibit B to the Lease and Paragraph 5(a) of Exhibit B to the Amendment, the portion of the costs paid by Landlord pursuant to Paragraph 5(c)(iii) of Exhibit B to the Amendment that would have been payable by Tenant to Landlord between the Termination Date and the Original Expiration Date, and the unamortized portion of the aggregate leasing commissions paid to Landlord's Broker and Tenant's Broker in connection with the Lease and the Amendment, all together with interest thereon at the rate of ten percent (10%) per annum. For purposes of the calculation referenced in the aforesaid clause (ii), the waived Base Rent, the Tenant Improvements Allowance and the leasing commissions paid in connection with the Lease shall be amortized on a straight-line basis over the initial one hundred twenty-six (126) month Term of the Lease, and the waived Base Rent, the Tenant Improvements Allowance and the leasing commissions paid in connection with the Amendment shall be amortized on a straight-line basis over the initial one hundred five (105) month Term of the Amendment."

  Brokers

  Landlord and Tenant each represents and warrants to the other that neither it nor its officers or agents nor anyone acting on its behalf has dealt with any real estate broker except for CPS ("Landlord's Broker") and CB Richard Ellis ("Tenant's Broker," and together with Landlord's Broker, the "Brokers") in the negotiating or making of this Amendment, and each party agrees to indemnify and hold harmless the other from any claim or claims, and costs and expenses, including attorneys' fees, incurred by the indemnified party in conjunction with any such claim or claims of any other broker or brokers to a commission in connection with this Amendment as a result of the actions of the indemnifying party. Provided that this Amendment is fully executed by the parties hereto, then Landlord shall pay leasing commissions to Landlord's Broker and Tenant's Broker in accordance with separate written agreements between Landlord and the Brokers.

  Miscellaneous
    As amended hereby, the Lease is hereby ratified and confirmed in all respects. In the event of any inconsistencies between the terms of this Amendment and the Lease, the terms of this Amendment shall prevail.
    This Amendment shall bind and inure to the benefit of Landlord and Tenant and their respective legal representatives and successors and assigns.
    This Amendment may be executed in counterparts each of which counterparts when taken together shall constitute one and the same agreement.
    Except as set forth in this Amendment, all terms and conditions of the Lease shall remain in full force and effect.

In Witness Whereof, Landlord and Tenant have executed this Amendment to Lease as of the date first above written.

Landlord:

Moffett Office Park Investors llc,
a Delaware limited liability company

By: UBS Realty Investors llc,
a Massachusetts limited liability company,
its Manager

By: __________________________
Name: ___________________________
Title: _________________________
Dated: __________________________

Tenant:	Kyphon Inc., a Delaware corporation By: __________________________ Name: ___________________________ Title: _________________________ Dated: __________________________

Exhibit A

Diagram of the Expansion Space (Moffett Building)

Exhibit B

Tenant Improvements Construction Agreement

This exhibit, entitled "Tenant Improvements Construction Agreement," is and shall constitute Exhibit B to the First Amendment to Lease Agreement, dated as of September 28, 2005, by and between Landlord and Tenant (the "Amendment"). The terms and conditions of this Exhibit B are hereby incorporated into and are made a part of this Amendment.

Subject to the terms and conditions set forth herein, in the Amendment and in the Lease (as defined in the Amendment), Tenant shall cause the construction of the Tenant Improvements, all in accordance with the procedures set forth below:

  Definitions
    "Architect" shall mean Mena Architects or another licensed architect reasonably approved by Landlord in writing.
    "CAD" is defined in Paragraph 2(b)(iii) of this Exhibit B.
    "Change Request" is defined in Paragraph 2(c) of this Exhibit B.
    "City" means the City of Sunnyvale, California.
    "Contractor" shall mean McLarney Construction or another licensed contractor reasonably approved by Landlord in writing.
    "Final Plans" is defined in Paragraph 2(b)(i) of this Exhibit B.
    "Permits" shall mean all building permits and other governmental authorizations and approvals required for the construction and installation of the Tenant Improvements.
    "Schematic Drawings" is defined in Paragraph 2(b)(i) of this Exhibit B.
    "Substantial Completion Date" shall mean the date the Tenant Improvements have been substantially completed by the Contractor in accordance with the Final Plans, subject to the Punch-List Items, as certified in writing by the Contractor or the Architect.
    "Tenant Improvements" means only those improvements within the interior and exterior portions of the Expansion Space which are depicted on the Final Plans. "Tenant Improvements" shall specifically not include any of Tenant's Property. The Tenant Improvements may include, without limitation:
      Partitioning, doors, floor coverings, finishes, ceilings, wall coverings and painting, millwork and similar items.
      Electrical wiring, lighting fixtures, outlets and switches, and other electrical work.
      Duct work, terminal boxes, diffusers and accessories required for the completion of the heating, ventilation and air conditioning systems serving the Expansion Space, including the cost of meter and key control for after-hour air conditioning.
      Any additional Tenant requirements including, but not limited to, odor control, special heating, ventilation and air conditioning, noise or vibration control or other special systems.
      All fire and life safety control systems such as fire walls, sprinklers, halon, fire alarms, including piping, wiring and accessories installed within the Moffett Building and serving the Expansion Space.
      All plumbing, fixtures, pipes, and accessories to be installed within the Moffett Building and serving the Expansion Space.
    "Tenant Improvements Cost" shall mean all direct and indirect costs of designing, procuring, constructing and installing the Tenant Improvements, including, without limitation, all "hard" and "soft" construction costs, Permit fees, payments to design consultants for services and disbursements, costs of demolition and other preparatory work, premiums for insurance and bonds and costs of general conditions, such inspection fees as Landlord may incur (subject to the limitation set forth in Paragraph 4(a)(vi) below) and the cost of installing any additional electrical, mechanical or telecommunications capacity required by Tenant.

  Capitalized terms not otherwise defined in this Exhibit B shall have the meanings ascribed to them in the Amendment or the Lease.

  Design of Tenant Improvements
    General. The Tenant Improvements shall be furnished and installed within the Expansion Space by the Contractor in accordance with the Final Plans approved by Landlord pursuant to Paragraph 2(b)(i) below and, subject to Paragraph 5 below, shall be furnished and installed at the sole cost and expense of Tenant.
    Submittal of Plans.
      Tenant shall submit to Landlord final plans for the Tenant Improvements (the "Final Plans"), including schematic architectural, mechanical, electrical and plumbing drawings, within thirty (30) days after the date of this Amendment. The Final Plans shall be consistent with and a logical extension of the schematic architectural design drawings attached to the Amendment as or described on Exhibit B- 1 (the "Schematic Drawings"), which Schematic Drawings are hereby approved by Landlord and Tenant. The Final Plans shall provide for interior improvements and finishes similar to, and of equal or higher quality than, the improvements that existed on the second floor of the Crossman Building as of the date of the Lease (i.e., the same standard required under Exhibit B to the Lease) (the "Crossman and Java Improvements"). Landlord shall, within five (5) business days following receipt by Landlord of such plans from Tenant, review, comment on and return the Final Plans to Tenant, marked "Approved" or "Disapproved as Noted, Revise and Resubmit." Landlord shall not unreasonably withhold its approval of the Final Plans, provided that the Final Plans are consistent with and a logical extension of the Schematic Drawings. If the Final Plans are returned to Tenant marked "Approved," the Final Plans shall be deemed approved by Landlord. If the Final Plans are returned to Tenant marked "Disapproved as Noted, Revise and Resubmit," Tenant shall cause such plans to be revised, taking into account the reasons for Landlord's disapproval, and shall resubmit revised plans to Landlord for review within five (5) days after return of the Final Plans to Tenant by Landlord. The same procedure shall be repeated until Landlord fully approves the Final Plans.
      If the parties are unable to reach agreement on the Final Plans within forty-five (45) days following the initial submission of the Final Plans to Landlord, either party may terminate the Amendment upon notice to the other within ten (10) days following the expiration of such forty-five (45) day period; provided, however, that (A) Tenant shall have the right to terminate this Amendment pursuant to this Paragraph 2(b)(ii) only if the Final Plans proposed by Tenant are consistent with and a logical extension of the Schematic Drawings, and if Landlord unreasonably withholds its consent to such Final Plans, and (B) Landlord shall not terminate this Amendment pursuant to this Paragraph 2(b)(ii) if the Final Plans proposed by Tenant are consistent with, and a logical extension of, the Schematic Drawings.
      Landlord shall have the right under Paragraph 2(b)(i) above in approving or reasonably disapproving the Final Plans to take into account, among other reasonable criteria, whether the Final Plans are consistent with, and a logical extension of, the Schematic Drawings, and whether the Final Plans provide for interior improvements and finishes consistent with, and of equal or higher quality than, the Crossman and Java Improvements. Tenant shall be solely responsible for: (A) the completeness of the Final Plans; (B) the conformity of the Final Plans with the actual conditions existing in the Expansion Space, and (C) the compliance of the Final Plans with all applicable Laws, including, without limitation, the ADA. When the Final Plans are approved by Landlord and Tenant, they shall be acknowledged as such by Landlord and Tenant signing each sheet of the Final Plans. If the Final Plans were prepared on a computer assisted design ("CAD") system, Tenant shall also deliver to Landlord an electronic version of the approved Final Plans in CAD format.
    Change Requests. When the Final Plans have been approved by Landlord, there shall be no changes without Landlord's prior written consent (each request for such a change shall be herein referred to as a "Change Request"), which consent shall not be unreasonably withheld; provided, however, that Tenant shall have the right to make nonmaterial changes with prior notice to Landlord (but without Landlord's consent), so long as such changes do not provide for the making of improvements which are not Generic Improvements (as defined in the Lease). Landlord shall approve or reasonably disapprove such material changes within three (3) business days of request for approval thereto. Landlord's Representative designated under Paragraph 6(a) below shall have the right to approve Change Requests on behalf of Landlord under this Paragraph 2(c). Any costs related to such Change Requests shall be added to the Tenant Improvements Cost. Costs related to Change Requests shall include, without limitation, any architectural or design fees and the Contractor's price for effecting the change.
    Removal of Tenant Improvements. Tenant shall not be required to remove any Tenant Improvements from the Expansion Space at the expiration or sooner termination of this Lease, except for any Tenant Improvements which, at the time of approving the Final Plans, Landlord indicates in writing must be so removed. Landlord shall not require Tenant to remove any Generic Improvements or any improvements shown on the Schematic Drawings. Any Tenant Improvements that Landlord requires to be removed shall be referred to herein as the "Non-Permanent Tenant Improvements." Notwithstanding the foregoing, in the event Tenant constructs or installs any Tenant Improvements that are not shown on the Final Plans, then such Tenant Improvements shall be deemed to be Non-Permanent Tenant Improvements for all purposes of the Lease.
    Landlord's Review Rights and Responsibilities.
      Landlord shall not be deemed to have acted unreasonably if it withholds its approval of the Final Plans or of any Change Request because, in Landlord's reasonable opinion, the work as described in any Final Plans or any such Change Request: (A) is likely to adversely affect Systems, the structure of the Buildings or the safety of the Buildings and/or their occupants; (B) might impair Landlord's ability to furnish services to Tenant or the Project; (C) would increase the cost of operating the Buildings or the Project; (D) would violate any Laws; (E) contains or uses Hazardous Materials; (F) would adversely affect the appearance of the Expansion Space or the Project or the marketability of the Project to subsequent tenants; (G) is prohibited by any Private Restrictions; (H) is likely to be substantially delayed because of unavailability or shortage of labor or materials necessary to perform such work or the difficulties or unusual nature of such work; or (I) is not, at a minimum, in accordance with the level of quality represented by the Crossman and Java Improvements. The foregoing reasons, however, shall not be the only reasons for which Landlord may withhold its approval, whether or not such other reasons are similar or dissimilar to the foregoing.
      Tenant acknowledges and agrees that Landlord's review and approval, if granted, of the Final Plans is solely for the benefit of Landlord and to protect the interests of Landlord in the Project and the Premises. Without limiting the generality of the foregoing, Tenant expressly acknowledges and agrees that:
        Neither the approval by Landlord of the Final Plans or any other plans, specifications, drawings or other items associated with the Tenant Improvements nor Landlord's monitoring of the Tenant Improvements (if Landlord elects to monitor the Tenant Improvements) shall constitute any warranty or covenant by Landlord to Tenant of the adequacy of the design for Tenant's intended use of the Expansion Space. Tenant agrees to, and does hereby, assume full and complete responsibility to ensure that the Tenant Improvements and the Final Plans are adequate to fully meet the needs and requirements of Tenant's intended operations of its business within the Expansion Space and Tenant's use of the Expansion Space.
        Landlord shall not be the guarantor of, nor in any way or to any extent responsible for, the correctness or accuracy of the Final Plans or of the compliance of the Final Plans with applicable Laws, or of the conformance or compatibility of the Final Plans with the actual conditions existing in the Expansion Space. Tenant shall require and be solely responsible for insuring that its architects, engineers and contractors from time to time verify all existing conditions in the Expansion Space (including, without limitation, undertaking a full field verification of such conditions prior to commencing construction of the Tenant Improvements), insofar as they are relevant to, or may affect, the design and construction of the Tenant Improvements, and Landlord shall have no liability to Tenant for any inaccuracy or incorrectness in any of the information supplied by Landlord with regard to such conditions. Tenant shall be solely responsible for, and Landlord specifically reserves the right to require Tenant to make at any time and from time to time during the construction of the Tenant Improvements, any changes to the Final Plans necessary to obtain any Permit or to comply with applicable Laws.
        Tenant acknowledges and agrees that the Effective Date shall be as set forth in Section 1 of the Amendment, and that such date shall not be subject to postponement or extension for any reason whatsoever, including, without limitation, any requests by Landlord for changes or modifications to the Final Plans.
  Construction of Tenant Improvements
    Commencement of Construction. Promptly following the approval of the Final Plans and the issuance by the City of the Permits (the obtaining of which Permits shall be the responsibility of Tenant or the Contractor), Tenant shall cause the Contractor to commence and to diligently and expeditiously proceed with the construction of the Tenant Improvements. Tenant shall cause the Contractor to complete the Tenant Improvements in a good and workmanlike manner, in strict accordance with the approved Final Plans and all applicable Laws, and in a lien-free condition. Subject to Paragraph 5 below, Tenant shall pay the Tenant Improvements Cost out of its own funds and without contribution from Landlord.
    Landlord's Right of Inspection. Landlord and Landlord's property manager and/or construction manager shall have the right to enter upon the Premises at times determined by Landlord for the purpose of monitoring and inspecting the construction and installation of the Tenant Improvements. Any such inspection by or on behalf of Landlord shall be solely for the benefit of Landlord and to protect the interests of Landlord in the Project and the Premises, and Landlord shall not be the guarantor of, nor in any way or to any extent responsible for, the construction of the Tenant Improvements.
    Insurance. Tenant shall require that the Contractor maintain commercial general liability insurance in an amount of not less than Three Million Dollars ($3,000,000.00) on a combined single limit basis, and that all subcontractors and materialmen maintain commercial general liability insurance in an amount of not less than One Million Dollars ($1,000,000.00) on a combined single limit basis, and, further, that the Contractor, subcontractors and materialmen maintain workers' compensation insurance required by law and such other insurance coverages (e.g., automobile liability insurance and employer's liability insurance). Landlord and UBS shall be included as additional insureds on all such policies of insurance, excluding only workers' compensation insurance policies. Tenant shall maintain builder's risk insurance in an amount equal to the fully-completed value of the Tenant Improvements
    Tenant's Entry into Expansion Space. Upon and following any entry into the Expansion Space by Tenant prior to the Effective Date, Tenant shall perform all of the obligations of Tenant applicable under the Amendment and the Lease from and after the Effective Date (except the obligation to pay Base Rent and Additional Rent), including, without limitation, obligations pertaining to insurance, indemnity, compliance with Laws and Hazardous Materials. In addition to the indemnity obligations of Tenant under the Lease, except to the extent of the negligence or willful misconduct of Landlord or its agents or contractors, Tenant shall indemnify, defend and protect Landlord and Landlord's Agents and hold Landlord and Landlord's Agents harmless of and from any and all claims, proceedings, loss, cost, damage, causes of action, liabilities, injury or expense arising out of or related to claims of injury to or death of persons or damage to property occurring or resulting directly or indirectly from the presence in the Expansion Space or the Project of Tenant or Tenant's contractors, subcontractors, material suppliers, installers, agents and representatives (collectively, "Tenant's Representatives") or the activities of Tenant or Tenant's Representatives in or about the Expansion Space or Project, during the construction period, such indemnity to include, but without limitation, the obligation to provide all reasonable costs of defense against any such claims. This indemnity shall survive the expiration or sooner termination of the Lease.
    Punch-List. Within fifteen (15) days after the Substantial Completion Date, Tenant shall inspect the Tenant Improvements and shall prepare a list of "punch-list" items for the Tenant Improvements (collectively, the "Punch-List Items"). Landlord shall have the right to have a representative present during such inspection, and to reasonably request the inclusion of items as "Punch-List Items" to be corrected by the Contractor. Tenant shall direct the Contractor to repair or otherwise complete the Punch-List Items in a reasonably prompt fashion.
    Obligation of Tenant To Provide As-Built Plans. Within forty-five (45) days following the Substantial Completion Date, Tenant shall cause the Architect to furnish to Landlord a complete set of plans and specifications, together with a set in electronic format using CAD standards, reflecting the actual conditions of the Tenant Improvements as constructed in the Expansion Space. The cost of such plans and specifications (including the set in electronic format) shall be part of the Tenant Improvements Cost.
    Landlord's Property. All Tenant Improvements, to the extent paid for by Tenant, shall be Tenant's property during the Term of the Lease (and Tenant shall be entitled to all tax benefits therefrom), but shall not be deemed trade fixtures or Tenant's Property and shall (except to the extent the same constitute Non-Permanent Tenant Improvements) automatically become the property of Landlord upon the Expiration Date or the sooner termination of this Lease without the need for any additional documentation or any action on the part of Landlord or Tenant.
  Tenant Improvements Cost; Excess Tenant Improvements Cost
    Tenant Improvements Cost. The Tenant Improvements Cost ("Tenant Improvements Cost") shall include all costs and expenses associated with the design, preparation, approval and construction of the Tenant Improvements, including, but not limited to, the following:
      All costs of preliminary and final architectural and engineering plans and specifications for the Tenant Improvements (including, without limitation, the Final Plans), and engineering costs associated with completion of the State of California energy utilization calculations under Title 24 legislation;
      All costs of obtaining Permits from local governmental authorities;
      All costs of interior design and finish schedule plans and specifications including as-built drawings;
      All direct and indirect costs of procuring, constructing and installing the Tenant Improvements in the Expansion Space, including, but not limited to, the construction fee for overhead and profit and the cost of all on-site supervisory and administrative staff, office, equipment and services rendered by the Contractor in connection with construction of the Tenant Improvements and all labor (including overtime) and materials constituting the Tenant Improvements;
      All fees payable to the Architect, the Contractor and subcontractors;
      All construction and project management fees payable by Landlord to Landlord's property management company or any other individual or entity in connection with the inspection and monitoring of the Tenant Improvements; provided, however, that such construction and project management fees shall not exceed the sum of Forty Thousand Dollars ($40,000.00); and
      Utility connection fees.

    In no event shall the Tenant Improvements Cost include any costs of procuring, constructing or installing in the Premises any of Tenant's Property.

    Excess Tenant Improvements Cost. If the Tenant Improvements Cost is more than the Tenant Improvements Allowance, then the difference between the Tenant Improvements Cost and the Tenant Improvements Allowance ("Excess Tenant Improvements Cost") shall be paid by Tenant.
  Landlord's Contributions Toward Tenant Improvements Cost
    Tenant Improvements Allowance. Landlord shall provide an allowance toward the Tenant Improvements Cost in the amount of Eight Hundred Sixty-eight Thousand Six Hundred Eighty Dollars ($868,680.00) ("Tenant Improvements Allowance"). The Tenant Improvements Allowance shall be the maximum contribution by Landlord for the Tenant Improvements Cost. Should the actual Tenant Improvements Cost be less than the Tenant Improvements Allowance, the Tenant Improvements Allowance shall be reduced to an amount equal to the actual Tenant Improvements Cost.
    Disbursement of Tenant Improvements Allowance.
      Landlord shall disburse the Tenant Improvements Allowance to Tenant, on a monthly basis within twenty (20) days following Tenant's submitted application therefor (which application shall be on an AIA form or other form reasonably acceptable to Landlord) as the Tenant Improvements Cost is incurred; provided, however, that prior to any disbursement by Landlord under this Paragraph 5(b), Tenant shall deliver to Landlord invoices, receipts, conditional lien waivers (for the costs being funded by the instant draw), unconditional lien waivers (for all costs funded by prior draws), and other documents reasonably requested by Landlord (collectively, "Supporting Documents") to substantiate the actual Tenant Improvements Cost, the completion of the Tenant Improvements installed to date in the Expansion Space in a lien-free condition in compliance with all Laws, and the payment by Tenant of the Excess Tenant Improvements Cost, if any, on a percentage completed basis. Without limiting the foregoing, each progress payment shall be paid by Landlord and Tenant on a pro rata basis (in the proportion that the Tenant Improvements Allowance, on the one hand, and the costs payable by Tenant, on the other hand, bear to the Tenant Improvements Cost).
      If Landlord fails to make a progress payment on a timely basis when required under subparagraph (i) above, Tenant shall provide written notice of such failure to Landlord. Landlord shall have a period of ten (10) days to cure such failure by making the required progress payment. If Landlord fails to cure such default within the aforesaid ten (10) day period, and provided that (A) Landlord has not raised any objections to the construction of the Tenant Improvements or the work performed by the Contractor, and (B) Tenant is not then in default hereunder, Tenant may advance such payment on behalf of Landlord and thereafter deduct the same from the Rent next payable to Landlord hereunder.

        Prior to the disbursement in full of the Tenant Improvements Allowance, Landlord shall not sell the Project to a third party who is not an affiliate of UBS (a "Third Party Purchaser") unless, concurrently with such sale, the Third Party Purchaser deposits into escrow with a title insurance company doing business in the State of California an amount equal to the portion of the Tenant Improvements Allowance then remaining to be disbursed hereunder (which funds shall be subsequently disbursed by the title insurance company upon the written request of the Third Party Purchaser to make disbursements of the Tenant Improvements Allowance in accordance with this Paragraph 5(b)).
        Prior to the disbursement in full of the Tenant Improvements Allowance, Landlord shall not encumber the Project with mortgage financing in an amount greater than eighty percent (80%) of the then-fair market value of the Project, as determined by an appraisal obtained by the lender providing such mortgage financing.
        The restrictions contained in this Paragraph 5(b)(iii) shall be null and void and shall no longer be effective upon the disbursement in full of the Tenant Improvements Allowance. As a condition to the final disbursement of the Tenant Improvements Allowance by Landlord, Tenant shall execute and deliver to Landlord a memorandum in the form of Exhibit B-2 hereto, pursuant to which Tenant shall confirm and acknowledge the termination of the restrictions contained in this Paragraph 5(b)(iii).
    Additional Contributions by Landlord. In addition to and outside of the Tenant Improvements Allowance and, except as set forth in Paragraph 5(c)(iii) below, without reimbursement by Tenant through Expenses or otherwise, Landlord shall provide the following additional contributions, at Landlord's sole cost and expense, on a monthly basis as such costs are incurred:
      As soon as reasonably possible following the date the Amendment is executed by Landlord and Tenant, Landlord shall perform, at its sole cost and expense, the demolition of the existing interior improvements in the Moffett Building as set forth on Exhibit B-3 attached hereto (the "Demolition Work"). Landlord shall complete the Demolition Work in a good and workmanlike manner and in compliance with all Laws;

        Landlord shall pay the costs, up to Three Hundred Twenty-five Thousand Seven Hundred Fifty-five Dollars ($325,755.00), of installing sufficient HVAC in the Moffett Building to accommodate standard HVAC distribution for standard research and development operations, as determined by Tenant and reasonably approved by Landlord. The parties acknowledge that Landlord shall not be responsible for any specialty HVAC requirements, such as, by way of example, 24/7 cooling requirements or clean room cooling requirements;
        If there is a requirement to reinforce or upgrade the roof structure in order to accommodate the installation of new HVAC units serving the Moffett Building to replace the existing units, then Landlord shall pay the costs of such reinforcement and upgrades, and such contribution by Landlord shall not be debited against the allowance provided for under Paragraph 5(c)(ii) above. The preceding sentence, however, shall not apply to the extent reinforcements or upgrades are required as a result of the installation of larger-sized HVAC units than those currently existing in the Moffett Building, the utilization of different design and installation methods as those used with the existing HVAC units or new penetrations (as opposed to modifications to existing penetrations and skids for smaller units or no unit which requires sealing penetration areas).
      Landlord shall pay the costs to (1) reface the damaged concrete walls throughout the Project as reasonably necessary and acceptable to Tenant and Landlord, and (2) replace the existing trellises between the Java Building and the Crossman Building and between the Crossman Building and the Moffett Building in an architectural design reasonably acceptable to both Landlord and Tenant; provided, however, that in no event shall Landlord be required to expend an amount in excess of Three Hundred Thousand Dollars ($300,000.00) to replace the trellises pursuant to this Paragraph 5(c)(iii). The costs paid by Landlord in connection with the work described in this Paragraph 5(c)(iii) (the "Paragraph 5(c)(iii) Costs") shall be treated as Expenses under the Lease as a capital item to be amortized over the useful life thereof, which the parties hereto agree shall be fifteen (15) years; provided, however, that the portion of the Paragraph 5(c)(iii) above Costs to be paid by Tenant attributable to the trellis replacement work described in the foregoing clause (2) (the "Trellis Costs") shall be paid in the form of additional Base Rent, rather than Additional Rent. Concurrently with the determination of the actual Trellis Costs, Landlord and Tenant shall enter into a further amendment of the Lease providing for an increase in the monthly Base Rent to reflect Tenant's share of the Trellis Costs (based upon the fifteen (15) year amortization and the remaining Term of the Lease).
      As soon as reasonably possible following the full execution of the Amendment, Landlord shall engage a third party environmental consultant to test for the presence of asbestos or lead in the Expansion Space and shall submit the results of such testing to Tenant. Landlord shall remove any lead or asbestos required by governmental authorities to be removed from the Expansion Space in connection with the Demolition Work or the construction of the Tenant Improvements (or, in lieu of such removal, performing any encapsulation or other remedial actions required or permitted by such authorities relative to asbestos) (the "Asbestos/Lead Removal Work"). Landlord specifically reserves the right to negotiate such removal or abatement requirement with the governmental authorities, provided that Landlord shall not continue such negotiations for a period greater than one (1) month from the commencement thereof. Landlord shall perform all such removal work in compliance with Laws. Tenant shall maintain as confidential and shall not disclose the results of environmental testing performed at the Premises, except as required by Law or court order, and except for disclosures to Tenant's attorneys, consultants and existing or proposed subtenants, assignees, lenders, investors and acquirers, provided that Tenant shall inform such parties of the confidentiality obligation contained herein and obtain such party's(ies') agreement to comply with the terms hereof.

  Prior to any disbursement by Landlord under Paragraphs 5(c)(ii) or 5(c)(iii) above, Tenant shall deliver to Landlord Supporting Documents to substantiate the actual costs of the work described in this Paragraph 5(c) and the completion of the same in a lien-free condition in compliance with all Laws. Moreover, Landlord and Tenant shall each disburse their proportionate share of the costs described in Paragraphs 5(c)(ii) above in accordance with the procedure described in Paragraph 5(b) above.

  Miscellaneous
    Designation of Representatives. Tenant hereby designates Stephanie Rhine as its representative in connection with the design and construction of the Tenant Improvements, and Landlord shall be entitled to rely upon the decisions and agreements made by such representative as binding upon Tenant. Landlord hereby designates Kevin Morris ("Landlord's Representative") as its representative in connection with the design and construction of the Tenant Improvements, and Tenant shall be entitled to rely upon the decisions and agreements made by Landlord's Representative as binding upon Landlord.
    Interest. Any payments required to be made by Tenant hereunder which are not paid when due shall bear interest at the rate of ten percent (10%) per annum from the due date therefor until paid.
    Lease Provisions; Conflict. The terms and provisions of the Amendment and the Lease, insofar as they are applicable, in whole or in part, to this Exhibit B, are hereby incorporated herein by reference. In the event of any conflict between the terms of the Amendment or the Lease and this Exhibit B, the terms of this Exhibit B shall prevail. Any amounts payable by Tenant to Landlord hereunder shall be deemed to be Additional Rent under the Lease and, upon any default in the payment of same, Landlord shall have all rights and remedies available to it as provided for in the Lease.

Exhibit B-1

Preliminary Plans

Exhibit B-2

Tenant Improvements Allowance Disbursement Memorandum
Landlord:	Moffett Office Park Investors llc
Tenant:	Kyphon Inc.
Amendment Date:	September 28, 2005
Expansion Space:	Located at 441 Moffett Park Drive, Sunnyvale, California

Tenant hereby confirms and acknowledges that Landlord has disbursed the Tenant Improvements Allowance in full and the restrictions contained in Paragraph 5(b)(iii) of Exhibit B to the Amendment are hereby null and void.

Tenant:	Kyphon Inc., a Delaware corporation By: _______________________ Name: ________________________ Title: ________________________

Exhibit B-3

Demolition Work

Demolish all perimeter office walls.

Demolish all interior walls up to the perimeter walls of the men's and women's bathroom, electrical room and janitorial room next to the bathrooms.

Demolish interior wall skin of the men's and women's restroom (save all fixtures).

Demolish all T bar ceiling and light fixtures throughout the Building.

Demolish all fire breaks throughout Building.

Demolish all sheetrock and studs around all steel support columns.

Remove all carpeting and vct-tile flooring throughout the Building.

Demolish electrical back to main electrical rooms (some panels will remain, Kyphon to specify).

Demolish ductwork back to penetration plenum.

Remove the existing HVAC units in the Building.

Post environmental clearance documentation if environmental issues arise during demolition.